Exhibit 19.1

Insider Trading Policy

22nd Century Group, Inc.

This Insider Trading Policy (the “Policy”) applies to officers, employees, consultants and directors (the “Associates”) and immediate family members of, and other individuals who share a household with, an Associate (together with the Associates, the “Covered Persons”) of 22nd Century Group, Inc. and its subsidiaries (collectively, the “Company”).

This Policy concerns (a) transactions in the Company’s equity, debt, and derivative securities (collectively, the “Securities”) and (b) the use of Material Nonpublic Information (as defined below) (i) of the Company and (ii) regarding other entities when such Material Nonpublic Information is obtained by an Associate in connection with the Associate’s engagement with the Company.

General Policy

It is the policy of the Company that no Covered Person shall misuse Material Nonpublic Information obtained in connection with the Covered Person’s relationship with the Company.

Mandatory Provisions

1.No Trading based on Material Nonpublic Information.  No Covered Person shall engage in any transaction involving a purchase or sale of the Company’s Securities (including any offer to purchase or sell) while the Covered Person possesses Material Nonpublic Information concerning the Company.  The period during which this prohibition applies begins on the date that the Covered Person acquires or has access to any Material Nonpublic Information concerning the Company, and ends at the close of business on the second Trading Day (as defined below) following the date of public disclosure of such information, or at such time as such nonpublic information ceases to be material.  The term “Trading Day” means a day on which national stock exchanges and the NASDAQ Stock Market (“NASDAQ”) are open for trading.

2.Certain Exemptions.  Notwithstanding the provisions of Section 1 hereof, Covered Persons may engage in the following transactions (each, an “Exempt Transaction”) while in possession of Material Nonpublic Information:

•	Acquisition of the Company’s Securities pursuant to a stock incentive plan or other employee benefit plans (provided, however that this exemption does not apply to the sale of Securities so acquired);
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Acquisition of the Company’s Securities pursuant to a previously established election to invest in a Company-sponsored employee benefit plan (provided, however that this exemption does not apply to the sale of Securities so acquired);

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Acquisition or disposition of Securities pursuant to a previously established trading plan that complies with the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”); and

•	Acquisition or disposition of Securities as a result of a bona fide gift, a transfer by will or the laws of descent.

3.No Tipping; Confidentiality of Nonpublic Information.  No Covered Person shall disclose to any other person (“Tip”) any Material Nonpublic Information pertaining to the Company.  Further, all nonpublic information relating to the Company is the property of the Company.  The unauthorized disclosure of all such nonpublic information is forbidden regardless of its materiality.

4.Definition of Material Nonpublic Information.  “Material Nonpublic Information” means information that is both material and nonpublic.  Information should be regarded as “material” if a reasonable person would attach importance to such information in determining whether to buy, sell or hold a company’s equity, debt, or derivative securities.  By way of illustration and not limitation, the following types of information may be material:

•	Financial results, quarterly or annual reports;
•	Projections of future earnings or losses;
•	Pending or proposed mergers, acquisitions, divestitures or joint ventures;
•	Information regarding a company’s products under development;
•	Impending bankruptcy or financial liquidity problems;
•	Gain or loss of a significant customer or supplier;
•	New product or service announcements of a significant nature;
•	Significant product or service problems, defects or modifications;
•	Significant pricing changes;
•	Stock splits;
•	New equity or debt offerings;
•	Actual or threatened litigation; or
•	Changes in senior management.

Information is considered to be “public” if it has been disseminated such that it is available to investors in the market at large or if it has become a matter of public record as a result of governmental filings.

5.Prohibition against Short Selling.  No Covered Person may engage in any transaction where the Covered Person may benefit from a decline in the Company’s stock price (a “Short Sale”).  While only officers or directors of the Company are prohibited by law from engaging in Short Sales, the Company has adopted a policy prohibiting all Covered Persons from engaging in such transactions.  Specifically, no Covered Person may, directly or indirectly, sell any Securities of the Company if the Covered Person (i) does not own the Securities sold or (ii) if the Securities are owned, does not either deliver them against such sale within 20 days or does not deposit them in the mail or other usual channels of transportation for such delivery within five (5) days.

6.Preclearance of Transactions.  All Associates of the Company must consult the Company’s Chief Financial Officer (or individual filling a similar role) before engaging in any acquisition or disposition of the Company’s Securities (“Preclearance”), even during the Window Periods (as defined below).  With regard to transactions pursuant to investment elections in a Company-sponsored employee benefit plan or pursuant to a Rule 10b5-1 trading plan, Preclearance must be obtained at the time that such election is made or when such trading plan is adopted or amended.

Preclearance is intended to serve the following functions:

•	Prevent inadvertent insider trading violations;
•	Assist directors and officers in complying with their reporting obligations under Federal securities laws; and
•	Verify compliance with any other obligations under applicable laws.

Rule Applicable to Blackout Group

Notwithstanding anything contained herein to the contrary, certain Associates (including all officers and directors of the Company) designated in writing from time to time by the Company (collectively, the “Blackout Group”) may not buy or sell the Company’s securities during the “Blackout Periods.”  Members of the Blackout Group may buy or sell Company’s Securities only during Window Periods.  The Blackout Period restrictions do not apply to Exempt Transactions.

Blackout Periods begin on the first day of each new quarter and last until the third business day following the earlier of the issuance of (a) an earnings release for a completed quarter or year, or (b) a periodic report on Form 10-Q or Form 10-K.  For example, if the Company does not file an earnings release for a completed fiscal year and does not file its Form 10-K until April 1st, then the Blackout Period would run from January 1st to the third business day after the Company filed its Form 10-Q for its first quarter which will usually be around May 15th.

Window Periods are the dates that are not included in the Blackout Periods.  Thus, Window Periods run from the third business day following the earlier of (a) the issuance of an earnings release for the most recently completed quarter or year, or (b) the filing of a periodic report on Form 10-Q or 10-K for such most recently completed quarter or year.  Such Window Period would end on the last day of the fiscal quarter or year following the quarter or year to which the periodic report or earnings release related to.  For example, if a Form 10-K is filed on March 1st, then the Window Period would begin three business days after such filing and would end on March 31st.

Trading in the Company’s Securities during Window Periods should not be considered a “safe harbor,” and all Associates should use good judgment at all times.

Recommended Guidelines for the Non-Blackout Group

In addition to the foregoing restrictions on trading, the Company recommends that all Associates who are not included in the Blackout Group only engage in transactions involving Company Securities during a “Window Period” as defined above.

Violations; Penalties

All Associates should consult the Company’s Chief Financial Officer (or individual filling a similar role) with any questions they might have, before engaging in a transaction regarding the Company’s Securities.  Officers and supervisors (each, a “Control Person”) must take reasonable measures to ensure that all Associates under the Control Person’s supervision who are reasonably likely to have access to Material Nonpublic Information are aware of insider trading laws.  Failure to do so can subject the Control Persons to liability.  Any suspected violation of insider trading laws or this Policy must be promptly reported in writing to the Company’s Chief Financial Officer (or individual filling a similar role).  Anyone who violates insider trading laws or this Policy is subject to disciplinary action up to and including termination with cause.

Under Federal securities laws, an individual who engages in insider trading is subject to:

•	Civil fines by the United States Securities and Exchange Commission (the “SEC”) of up to three times the profit gained or loss avoided;
•	Injunctive action by the SEC;
•	Private actions for rescission or damages; and
•	Criminal fines up to $5 million and a prison sentence up to 20 years.

The Company, as well as any implicated Control Person, is subject to liability if the Company or the Control Person knew and recklessly disregarded the fact that a person directly or indirectly under the Company’s or the Control Person’s control was likely to engage in insider trading and failed to take appropriate steps to prevent such an act before it occurred.  The Company or a Control Person may face civil liability up to the greater of $1 million or three times the profit gained or loss avoided as a result of the inside trade as well as criminal fines of up to $25 million.

Covered Persons may also be liable for improper transactions by any person (a “Tippee”) to whom they have disclosed Material Nonpublic Information.  The SEC has imposed large penalties even when the disclosing person did not profit from the trading by a Tippee.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein apply to Material Nonpublic Information relating to other publicly traded companies when such information is obtained in connection with a Covered Person’s relationship with the Company.  In addition to civil and criminal penalties, termination of an Associate (with cause) may result from trading on, or providing a Tip with regard to, such Material Nonpublic Information.  All Covered Persons should treat nonpublic information obtained in connection with their relationship with the Company regarding other companies and entities with the same care and confidentiality as they would treat nonpublic information about the Company.

Additional Information – Directors and Officers

Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Act.  The practical effect of these provisions is that directors and officers who both purchase and sell the Company’s securities within a six (6) month period must disgorge all profits to the Company, whether or not they had any Material Nonpublic Information about the Company.  Under these provisions, and so long as certain other criteria are met, the receipt of an option under the Company’s equity incentive (or similar) plans and the exercise of that option are not deemed “purchases” for the purposes of Section 16; however, the sale of any Securities so acquired are deemed to be “sales” for the purposes of Section 16.

Miscellaneous

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Chief Financial Officer.  Every Associate of the Company has the individual responsibility to comply with this Policy.  The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s Securities to the extent it is not explicitly prohibited.  An Associate may, from time to time, have to forego a proposed transaction in the Company’s Securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Associate believes he or she may suffer an economic loss or forego anticipated profit by waiting.